UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at January 8, 2010

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: January 19, 2010

Print the name and title of the signing officer under his signature.

  800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

TASEKO ANNOUNCES FOURTH QUARTER PRODUCTION UPDATE

January 8, 2010, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") reports unaudited fourth quarter and year end production results for its Gibraltar Mine.

For the fourth quarter of 2009, the Gibraltar Mine produced 17.3 million pounds of copper and 113 thousand pounds of molybdenum. For 2009, annual production was 70.3 million pounds of copper and 629 thousand pounds of molybdenum.

The fourth quarter production breakdown is as follows:

	October	November	December
Mill Throughput (millions, tons)	1.1	1.1	1.0
Recoveries (%)	79.9	82.8	89.8
Production (millions, lbs)	4.8	5.7	6.8

The mine returned to steady state operating condition by November, following the geotechnical event in July.

Russell Hallbauer, President and CEO of Taseko, commented, "With the Gibraltar operation back on track after the geotechnical problem in the Granite Pit was resolved, site personnel have focussed on metal recoveries associated with optimizing the performance of the recently installed tower mill, as opposed to pushing mill throughput. As a consequence, recoveries increased from 80% to 90% during the quarter and are now approaching design targets. In the coming months, material handling bottlenecks will be addressed and with the completion of the few remaining capital projects, daily throughput tonnage will increase to 55,000 tons per day."

Mr. Hallbauer continued, "We continue to make steady progress with construction activities at the mine. The tailings pumping system and in pit crushing and conveying system are near completion. Detailed design of the new coarse ore reclaim facility is in its final stages and construction is expected to begin in March. With these initiatives underway, we are on schedule to increase annual copper capacity to 115 million pounds by the end of 2010."

For further information on Taseko, please see the Company's website www.tasekomines.com or contact:

Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO
No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, the ability to obtain and maintain required permits, including environmental, construction and mining permits and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.